June 5, 2020

Confidential

Ms. Asia Timmons-Pierce

Ms. Sherry Haywood

Mr. Kevin Stertzel

Mr. Ernest Greene

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Leading Ideal Inc. (CIK No. 0001791706)
Response to the Staff’s Comments on the
Draft Registration Statement on Form F-1
Confidentially Submitted on May 8, 2020

Dear Ms. Timmons-Pierce, Ms. Haywood, Mr. Stertzel, and Mr. Greene:

On behalf of our client, Leading Ideal Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated May 22, 2020 on the Company’s draft registration statement on Form F-1 confidentially submitted on May 8, 2020 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential review.

To facilitate your review, we have separately delivered to you today five courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement, and one copy of the submitted exhibits.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references to the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Draft Registration Statement on Form F-1 Filed on May 8, 2020

Favorable Government Policies Relating to NEVs in China
Government Subsidies for NEV Purchasers, page 133

1.                                      We note your disclosure on page 20 that the MSRP of Li ONE is higher than the subsidy threshold. Please expand your disclosure here that the MSRP of Li ONE is higher than the subsidy threshold.

In response to the Staff’s comments, the Company has revised the disclosure on page 135.

28. Subsequent Events, page F-129

2.                                      Please disclose the actual date through which subsequent events were evaluated, as well as whether that date is the date the financial statements were issued or the date the financial statements were available to be issued.  Refer to ASC 855-10-50-1.

In response to the Staff’s comments, the Company has revised the disclosure on page F-130.

*              *              *

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com, or Walter Zhang, partner at PricewaterhouseCoopers Zhong Tian LLP, by telephone at +86 (10) 6533-2955 or via email at walter.zhang@cn.pwc.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao

Z. Julie Gao

Enclosures

cc:                                Xiang Li, Chief Executive Officer, Leading Ideal Inc.

Yanan Shen, President, Leading Ideal Inc.

Tie Li, Chief Financial Officer, Leading Ideal Inc.

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Walter Zhang, Partner, PricewaterhouseCoopers Zhong Tian LLP

David T. Zhang, Esq., Partner, Kirkland & Ellis International LLP

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP